ISSUED ON BEHALF OF RELX PLC

Director/PDMR Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Henry Udow
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction

Grant of option over Ordinary Shares under the RELX Group plc 2013 SAYE Share Option Scheme (“SAYE”). There is no price payable on grant or vesting of the option. The option price payable on exercise is £16.568. Subject to the rules of the SAYE, the option will become exercisable from 1 August 2025 for a period of six months.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	543

d)	Aggregated information

	- Aggregated volume	543

	- Price	Nil

e)	Date of the transaction	2022-04-06
f)	Place of the transaction	Outside of a trading venue